Kimberly K. Rubel 312-569-1133 kimberly.rubel@dbr.com

November 17, 2014

CONFIDENTIAL TREATMENT REQUESTED
BY WORKIVA LLC: WORKIVA-01
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Barbara C. Jacobs
Jeff Kauten
Melissa Kindelan
Pat Gilmore

Re:    Workiva Inc.
Registration Statement on Form S-1
File No. 333-199459

Ladies and Gentlemen:

We are submitting this letter on behalf of Workiva LLC, a Delaware limited liability company (to be converted into Workiva Inc., a Delaware corporation) (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-199459) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.
The Company advises the Staff that, on November 14, 2014, representatives of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, the lead underwriters for the Company’s proposed initial public offering, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of between $[****] and $[****] per share (the “Preliminary Price Range”) for the offering. The Preliminary Price Range assumes a one-for-one conversion ratio at which the Company’s outstanding common units will be converted into shares of the Company’s common stock in the Company’s conversion from a limited liability company to a corporation

CONFIDENTIAL TREATMENT REQUESTED
BY WORKIVA LLC: WORKIVA-01
November 17, 2014

to be completed prior to the effective date of the offering; this conversion ratio is subject to change. The Company will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.
Prior to November 14, 2014, the Company had only held preliminary discussions with potential underwriters regarding the possible offering ranges for the initial public offering through a request for proposal process conducted in July 2014. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.
The section captioned “Equity-Based Compensation” on pages 68 through 73 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of Amendment No. 1 includes a detailed explanation of the Company’s approach to accounting for equity-based compensation, the methodology used by the Company to determine the fair value of its common units on dates when options were granted by the Company’s managing directors in 2013 and the first nine months of 2014, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.
As described on page 73 of Amendment No. 1, the Company’s managing directors (the “Board”) determined that the fair value of the Company’s common units was $6.27 as of June 30, 2014 and through the grant date in November 2014. The Board based this determination on an independent contemporaneous valuation of the Company’s common units as of June 30, 2014 and consideration of the Company’s operating and financial performance and forecast, the likelihood of achieving a liquidity event, any adjustment necessary to recognize a lack of marketability for the common units, prevailing market conditions, and the market performance of comparable publicly traded companies through the grant date in November 2014. The Company believes that the available information supports the Board’s conclusion that the estimated per-unit value of the underlying common units for options granted in the third and fourth quarters of 2014 was $6.27 per unit for financial reporting purposes.
The Company believes that the fair values determined by the Board for the common units underlying each option grant are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
* * * * *

CONFIDENTIAL TREATMENT REQUESTED
BY WORKIVA LLC: WORKIVA-01
November 17, 2014

Please direct your questions or comments regarding this letter to the undersigned by telephone at (312) 569-1133.

Sincerely,
/s/ Kimberly K. Rubel
Kimberly K. Rubel

cc:    Via email

Matthew M. Rizai
Troy M. Calkins
Workiva Inc.

David A. Schuette
Jennifer J. Carlson
Mayer Brown LLP

Jeannie Adamson
Ernst & Young LLP